Exhibit 4.58

Date 27 June 2012

BOX SHIPS INC.
as Guarantor

— and —

ABN AMRO BANK N.V.
as Security Trustee

__________________________________________

GUARANTEE
__________________________________________

relating to
a Loan Agreement dated 27 June 2012

WATSON, FARLEY & WILLIAMS
Piraeus

INDEX

Clause		Page

1	INTERPRETATION	1
2	GUARANTEE	3
3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR	3
4	EXPENSES	3
5	ADJUSTMENT OF TRANSACTIONS	3
6	PAYMENTS	4
7	INTEREST	4
8	SUBORDINATION	4
9	ENFORCEMENT	4
10	REPRESENTATIONS AND WARRANTIES	5
11	UNDERTAKINGS	6
12	CORPORATE UNDERTAKINGS	7
13	JUDGMENTS AND CURRENCY INDEMNITY	8
14	SET-OFF	9
15	SUPPLEMENTAL	9
16	ASSIGNMENT	10
17	NOTICES	10
18	INVALIDITY OF LOAN AGREEMENT	10
19	INCORPORATION OF LOAN AGREEMENT PROVISIONS	11
20	GOVERNING LAW AND JURISDICTION	11
EXECUTION PAGE		13
SCHEDULE FORM OF COMPLIANCE CERTIFICATE		14

THIS GUARANTEE is made on 27 June 2012

BETWEEN

(1)
BOX SHIPS INC., a corporation incorporated in the Marshall Islands whose registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, The Marshall Islands (the "Guarantor"); and

(2)
ABN AMRO BANK N.V., a company incorporated in The Netherlands, acting through its office at 93 Coolsingel, 3012 AE, Rotterdam, The Netherlands (the "Security Trustee", which expression includes its successors and assigns).

BACKGROUND

(A)
By a loan agreement dated 27 June 2012 and made between (i) Rosetta Navigation Corp. Limited and Triton Shipping Limited as joint and several borrowers (the "Borrowers"), (ii) the banks and financial institutions listed therein as lenders (the "Lenders"), (iii) ABN Amro Bank N.V. as agent (the "Agent"), (iv) ABN Amro Bank N.V. as underwriter, (v) ABN Amro Bank N.V. as swap bank (the "Swap Bank") and (vi) the Security Trustee, it was agreed that the Lenders would make available to the Borrowers a loan facility of up to US$25,000,000.

(B)
By a master agreement (the "Master Agreement") on the 2002 ISDA Multicurrency Crossborder Form (together with the Schedule thereto as amended) dated 27 June 2012 and made between (i) the Borrowers and (ii) the Swap Bank, the Swap Bank agreed to enter into Designated Transactions with the Borrowers from time to time to hedge the Borrowers' exposure under the Loan Agreement to interest rate fluctuations.

(C)	By the Agency and Trust Deed entered into pursuant to the Loan Agreement, it was agreed that the Security Trustee would hold the Trust Property on trust for the Lenders and the Swap Bank.

(D)	The execution and delivery to the Security Trustee of this Guarantee and of the Shares Pledges are conditions precedent to the availability of the facility under the said Loan Agreement.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Guarantee unless the context otherwise requires.

1.2	Construction of certain terms. In this Guarantee:

"bankruptcy" includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country;

"EBITDA" means, as at the date of calculation or, as the case may be, for any accounting period, the consolidated net income of the Group for that accounting period:

(a)	plus, to the extent deducted in computing consolidated net income of the Group for that accounting period, the sum, without duplication, of:

(i)	all federal, state, local and foreign taxes and tax distributions;

(ii)	Net Interest Expenses; and

(iii)
depreciation, depletion, amortisation of intangibles and other non-cash charges or non-cash losses (including non-cash transaction expenses, the amortisation of debt discounts and non-cash loss on sale or cancellation of vessels) and any extraordinary losses not incurred in the ordinary course of business;

(b)
minus, to the extent added in computing consolidated net income of the Group for that accounting period, any non-cash income or non-cash gains (including any non-cash gain on sale or cancellation of vessels) and any extraordinary gains not incurred in the ordinary course of business, all determined on a consolidated basis in accordance with GAAP and as shown in the consolidated statements of income for the Group in the Applicable Accounts;

"Guarantor's Documents" means together this Guarantee and the Shares Pledges;

"Leverage Ratio" means, at any relevant time, the ratio of:

(a)	the Total Debt (including, without limitation, all amounts outstanding from time to time under this Agreement, the Master Agreement and the other Finance Documents); to

(b)	the Market Value Adjusted Total Assets (including, without limitation, the Ships);

"Liquid Assets" means, at any relevant time hereunder, the aggregate of:

(a)
cash in hand or held with banks or other financial institutions of the Guarantor and/or any other member of the Group (including any restricted cash) in Dollars or another currency freely convertible into Dollars;

(b)
the market value of transferable certificates of deposit in a freely convertible currency acceptable to the Agent (being for the purposes of this Agreement, Dollars, Japanese Yen, Swiss Francs, Euros or Sterling) issued by a prime international bank; and

(c)
the market value of equity securities (if and to the extent that the Agent is satisfied that such equity securities are readily saleable for cash and that there is a ready market therefor) and investment grade debt securities which are publicly traded on a major stock exchange or investment market (valued at market value as at any applicable date of determination);

in each case owned by the Guarantor or any other member of the Group where:

(i)	the market value of any asset specified in paragraph (b) and (c) shall be the bid price quoted for it on the relevant calculation date by the Agent; and

(ii)
the amount or value of any asset denominated in a currency other than Dollars shall be converted into Dollars using the Agent's spot rate for the purchase of Dollars with that currency on the relevant calculation date;

"Loan Agreement" means the loan agreement dated 27 June 2012 referred to in Recital (A) and includes any existing or future amendments or supplements, whether made with the Guarantor's consent or otherwise;

"Market Value Adjusted Net Worth" means Market Value Adjusted Total Assets less Total Debt;

"Market Value Adjusted Total Assets" means, at any time, Total Assets adjusted to reflect the difference between the book values of all Fleet Vessels and the aggregate Market Value of all Fleet Vessels and lease transactions relating to any Fleet Vessels;

"Master Agreement" means the master agreement dated 27 June 2012 referred to in Recital (B) (including all Designated Transactions from time to time entered into and Confirmations from time to time exchanged thereunder) and includes any existing or future amendments or supplements, whether made with the Guarantor's consent or otherwise;

"Net Interest Expenses" means, in respect of any relevant period, the aggregate of all interest, commitment and other fees, commissions, discounts and other costs, charges or expenses accruing due from all the members of the Group during that accounting period less interest income received, determined on a consolidated basis in accordance with GAAP and as shown in the consolidated statements of income for the Group in the Applicable Accounts;

"Total Assets" means, as at the relevant date, the aggregate value of all current assets, fixed assets, and other assets and restricted cash of the Group (valued in accordance with GAAP), but excluding any assets held on trust;

"Total Equity" means, as at the relevant date, the value of the stockholders' equity of the Group determined on a consolidated basis in accordance with GAAP and as shown in the consolidated balance sheets for the Group in the Applicable Accounts; and

"Total Debt" means, as at the date of calculation, the aggregate Financial Indebtedness of the Group.

1.3	Application of construction and interpretation provisions of Loan Agreement. Clauses 1.2, 1.5 and 1.6 of the Loan Agreement apply, with any necessary modifications, to this Guarantee.

2	GUARANTEE

2.1	Guarantee and indemnity. The Guarantor unconditionally and irrevocably:

(a)	guarantees the due payment of all amounts payable by the Borrowers under or in connection with the Loan Agreement, the Master Agreement and every other Finance Document;

(b)	undertakes to pay to the Security Trustee, on the Security Trustee's demand, any such amount which is not paid by the Borrowers when payable; and

(c)
fully indemnifies the Security Trustee and each other Creditor Party on the Security Trustee's demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Security Trustee or the other Creditor Party concerned as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Security Trustee or the other Creditor Party concerned would otherwise have been entitled to recover.

2.2	No limit on number of demands. The Security Trustee may serve more than one demand under Clause 2.1.

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR

3.1
Principal and independent debtor. The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.

3.2	Waiver of rights and defences. Without limiting the generality of Clause 3.1, the Guarantor shall neither be discharged by, nor have any claim against any Creditor Party in respect of:

(a)	any amendment or supplement being made to the Finance Documents;

(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents;

(c)	any release or loss (even though negligent) of any right or Security Interest created by the Finance Documents;

(d)
any failure (even though negligent) promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest; or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

4	EXPENSES

4.1
Costs of preservation of rights, enforcement etc. The Guarantor shall pay to the Security Trustee on its demand the amount of all expenses incurred by the Security Trustee or any other Creditor Party in connection with any matter arising out of this Guarantee or any Security Interest connected with it, including any advice, claim or proceedings relating to this Guarantee or such a Security Interest.

4.2
Fees and expenses payable under Loan Agreement. Clause 4.1 is without prejudice to the Guarantor's liabilities in respect of the Borrowers' obligations under clause 20 of the Loan Agreement (fees and expenses) and under similar provisions of other Finance Documents.

5	ADJUSTMENT OF TRANSACTIONS

5.1
Reinstatement of obligation to pay. The Guarantor shall pay to the Security Trustee on its demand any amount which any Creditor Party is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of any of the Borrowers or of another Security Party (or similar person) on the ground that the Loan Agreement or the Master Agreement, or a payment by any of the Borrowers or of another Security Party, was invalid or on any similar ground.

6	PAYMENTS

6.1	Method of payments. Any amount due under this Guarantee shall be paid:

(a)	in immediately available funds;

(b)	to such account as the Security Trustee may from time to time notify to the Guarantor;

(c)	without any form of set-off, cross-claim or condition; and

(d)	free and clear of any tax deduction except a tax deduction which the Guarantor is required by law to make.

6.2
Grossing-up for taxes. If the Guarantor is required by law to make a tax deduction, the amount due to the Security Trustee shall be increased by the amount necessary to ensure that the Security Trustee and (if the payment is not due to the Security Trustee for its own account) the Creditor Party beneficially interested in the payment receives and retains a net amount which, after the tax deduction, is equal to the full amount that it would otherwise have received.

7	INTEREST

7.1
Accrual of interest. Any amount due under this Guarantee shall carry after the date on which the Security Trustee demands payment of it until it is actually paid, unless interest on that same amount also accrues under the Loan Agreement or, as the case may be, the Master Agreement.

7.2	Calculation of interest. Interest under this Guarantee shall be calculated and accrue in the same way as interest under clause 7 of the Loan Agreement.

7.3
Guarantee extends to interest payable under Loan Agreement and the Master Agreement. For the avoidance of doubt, it is confirmed that this Guarantee covers all interest payable under the Loan Agreement, including that payable under clause 7 of the Loan Agreement and under the Master Agreement.

8	SUBORDINATION

8.1
Subordination of rights of Guarantor. All rights which the Guarantor at any time has (whether in respect of this Guarantee or any other transaction) against the Borrowers (or any of them), any other Security Party or their respective assets shall be fully subordinated to the rights of the Creditor Parties under the Finance Documents; and in particular, the Guarantor shall not:

(a)
claim, or in a bankruptcy of any Borrower or any other Security Party prove for, any amount payable to the Guarantor by any Borrower or any other Security Party, whether in respect of this Guarantee or any other transaction;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set-off any such amount against any amount payable by the Guarantor to any Borrower or any other Security Party; or

(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by any Creditor Party under a Finance Document.

9	ENFORCEMENT

9.1
No requirement to commence proceedings against Borrowers. Neither the Security Trustee nor any other Creditor Party will need to commence any proceedings under, or enforce any Security Interest created by, the Loan Agreement, the Master Agreement or any other Finance Document before claiming or commencing proceedings under this Guarantee.

9.2	Conclusive evidence of certain matters. However, as against the Guarantor:

(a)	any judgment or order of a court in England, Marshall Islands, Hong Kong or any other Pertinent Jurisdiction in connection with the Loan Agreement or the Master Agreement; and

(b)	any statement or admission of the Borrowers (or any of them) in connection with the Loan Agreement or the Master Agreement,

shall be binding and conclusive as to all matters of fact and law to which it relates.

9.3
Suspense account. The Security Trustee and any Creditor Party may, for the purpose of claiming or proving in a bankruptcy of any of the Borrowers or any other Security Party, place any sum received or recovered under or by virtue of this Guarantee or any Security Interest connected with it on a separate interest bearing suspense or other nominal account without applying it in satisfaction of the Borrowers' obligations under the Loan Agreement or the Master Agreement.

10           REPRESENTATIONS AND WARRANTIES

10.1	General. The Guarantor represents and warrants to the Security Trustee as follows.

10.2	Status. The Guarantor is duly incorporated and validly existing and in good standing under the laws of the Marshall Islands.

10.3	Corporate power. The Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a)	to execute the Guarantor's Documents; and

(b)	to make all the payments contemplated by, and to comply with, the Guarantor's Documents.

10.4	Consents in force. All the consents referred to in Clause 10.3 remain in force and nothing has occurred which makes any of them liable to revocation.

10.5
Legal validity and effective Security Interests. The Guarantor's Documents do now or, as the case may be, will upon execution and delivery (and, where applicable, registration as provided for in the Guarantor's Documents):

(a)
constitute the Guarantor's legal, valid and binding obligations enforceable against the Guarantor in accordance with their respective terms and subject to any relevant insolvency laws affecting creditors' rights generally; and

(b)	create legal, valid and binding Security Interests enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate.

10.6	No third party Security Interests. Without limiting the generality of Clause 10.5, at the time of the execution and delivery of each Guarantor's Document:

(a)	the Guarantor will have the right to create all the Security Interests which that Guarantor's Document purports to create; and

(b)
no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.7	No conflicts. The execution by the Guarantor of the Guarantor's Documents and its compliance with the Guarantor's Documents will not involve or lead to a contravention of:

(a)	any law or regulation; or

(b)	the constitutional documents of the Guarantor; or

(c)	any contractual or other obligation or restriction which is binding on the Guarantor or any of its assets.

10.8
No withholding taxes. All payments which the Guarantor is liable to make under the Guarantor's Documents may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.9	No default. To the knowledge of the Guarantor, no Event of Default or Potential Event of Default has occurred and is continuing.

10.10
Information. All information which has been provided in writing by or on behalf of the Guarantor to the Security Trustee or any other Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.2; all audited and unaudited accounts which have been so provided satisfied the requirements of Clause 11.4; and there has been no material adverse change in the financial position or state of affairs of the Guarantor from that disclosed in the latest of those accounts.

10.11
No litigation. No legal or administrative action against the Guarantor or its subsidiaries has been commenced or taken or, to the Guarantor's knowledge, is likely to be commenced or taken which, if adversely determined may have a material adverse effect on the credit worthiness of the Group.

11	UNDERTAKINGS

11.1
General. The Guarantor undertakes with the Security Trustee to comply with the following provisions of this Clause 11 at all times during the Security Period, except as the Agent may, with the authority of the Majority Lenders, otherwise permit.

11.2
Information provided to be accurate. All financial and other information which is provided in writing by or on behalf of the Guarantor under or in connection with this Guarantee will be true and not misleading and will not omit any material fact or consideration.

11.3	Provision of financial statements. The Guarantor will send to the Security Trustee:

(a)
as soon as possible, but in no event later than 90 days after the end of each Financial Year of the Guarantor, the annual audited [consolidated] accounts of the Group for that Financial Year (commencing with accounts for the year ending 31 December 2012);

(b)
as soon as possible, but in no event later than 60 days after the end of each 3-month period ending on 31 March, 30 June, 30 September and 31 December in each Financial Year of the Guarantor, the consolidated quarterly accounts of the Group for the preceding 3-month period (commencing with 3-month period ending 31 December 2012) which are certified as to their correctness by the chief financial officer of the Guarantor; and

(c)
promptly after each request by the Agent, such further financial information about the Guarantor and the Group (including, but not limited to, charter arrangements, Financial Indebtedness and operating expenses of any Fleet Vessel of any members of the Group) as the Agent may require.

11.4	Form of financial statements. All accounts (audited and unaudited) delivered under Clause 11.3 will:

(a)	be prepared in accordance with all applicable laws and GAAP consistently applied;

(b)	give a true and fair view of the state of affairs of the Guarantor and the Group at the date of those accounts and of its profit for the period to which those accounts relate; and

(c)	fully disclose or provide for all significant liabilities of the Guarantor and the Group.

11.5
Shareholder and creditor notices. The Guarantor will send the Security Trustee, at the same time as they are despatched, copies of all material communications which are despatched to the Guarantor's shareholders or creditors or any class of them.

In this Clause 11.5, "material communication" means any communication which shows that there has been a material adverse change in the financial position of any member of the Group or that a Potential Event of Default has occurred or is about to occur.

11.6	Consents. The Guarantor will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Security Trustee of, all consents required:

(a)	for the Guarantor to perform its obligations under the Guarantor's Documents; and

(b)	for the validity or enforceability of the Guarantor's Documents,

and the Guarantor will comply (or procure compliance, as the case may be) with the terms of all such consents.

11.7	Maintenance of Security Interests. The Guarantor will:

(a)	at its own cost, do all that it reasonably can to ensure that any Finance Document to which it is a party validly creates the obligations and the Security Interests which it purports to create; and

(b)
without limiting the generality of paragraph (a) above, at its own cost, promptly register, file, record or enrol any Finance Document to which it is a party with any court or authority in all Pertinent Jurisdictions, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any Finance Document to which it is a party, give any notice or take any other step which may be or become necessary for any Finance Document to which it is a party to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.8
Notification of litigation. The Guarantor will provide the Security Trustee with details of any legal or administrative action involving the Guarantor as soon as such action is instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of this Guarantee.

11.9	Notification of default. The Guarantor will notify the Security Trustee as soon as the Guarantor becomes aware of:

(a)	the occurrence of an Event of Default; or

(b)	any matter which indicates that an Event of Default may have occurred, and will thereafter keep the Security Trustee fully up-to-date with all developments.

11.10	Maintenance of status. The Guarantor will maintain its separate corporate existence and remain in good standing under the laws of Marshall Islands.

11.11
Negative pledge. The Guarantor shall not, and shall procure that none of its subsidiaries will, create or permit to arise any Security Interest over any asset present or future except Security Interests created or permitted by the Finance Documents and except for Permitted Security Interests.

11.12	No disposal of assets, change of business. The Guarantor will not, and shall procure that none of its subsidiaries will:

(a)
transfer, lease or otherwise dispose of all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not if as a result it is unable to satisfy the financial covenants in Clause 12.3; or

(b)	make any change to the nature of its business from that existing at the date of this Guarantee.

11.13	No merger etc. The Guarantor shall not, and shall procure that none of its subsidiaries will, enter into any form of merger, sub-division, amalgamation or other reorganisation.

11.14
Maintenance of ownership of Borrower. The Guarantor shall remain the legal holder and direct beneficial owner of the entire issued and allotted share capital of each Borrower, free from any Security Interest, except that created in favour of the Security Trustee.

11.15
Employment of Fleet Vessels time charter. The Guarantor shall ensure that throughout the Security Period the average unexpired period of all time charterparties or other similar contracts of employment in respect of all the Fleet Vessels is not less than 1 year.

12	CORPORATE UNDERTAKINGS

12.1
General. The Guarantor also undertakes with the Security Trustee to comply with the following provisions of this Clause 12 at all times during the Security Period except as the Agent may, with the authority of the Majority Lenders, otherwise permit.

12.2	Negative undertakings. The Guarantor will not:

(a)
pay any dividend or make any other form of distribution or effect any form of redemption, purchase or return of share capital if an Event of Default has occurred and has not been remedied or an Event of Default will result from the payment of a dividend or the making of any other form of distribution; or

(b)	provide any form of credit or financial assistance to:

(i)	a person who is directly or indirectly interested in the Guarantor's share or loan capital; or

(ii)	any company in or with which such a person is directly or indirectly interested or connected,

or enter into any transaction with or involving such a person or company on terms which are, in any respect, less favourable to the Guarantor than those which it could obtain in a bargain made at arms' length;

(c)
acquire any shares or other securities other than US or UK Treasury bills and certificates of deposit issued by major North American or European banks or enter into any transaction in a derivative; and

(d)	cause the shares of the Guarantor to cease to be listed on the New York Stock Exchange.

12.3	Financial Covenants. The Guarantor shall ensure that at all times:

(a)	the ratio of EBITDA to Net Interest Expenses shall not be less than 2.5:1;

(b)	the Market Value Adjusted Net Worth of the Group shall not be less than $150,000,000;

(c)
there is available to the Guarantor and all the other members of the Group an amount equal to the higher of (i) an amount of not less than $750,000 per Fleet Vessel and (ii) $8,000,000 in aggregate (excluding, for the avoidance of doubt, any amount standing to the credit of the Retention Account which has been transferred thereto in accordance with Clause 18.2) in Liquid Assets of which, an amount of not less than $250,000 per Ship, shall be held in the relevant Operating Account; and

(d)	the Leverage Ratio shall not exceed 0.65:1.

12.4	Compliance Check. Compliance with the undertakings contained in Clause 12.3 shall be determined in each Financial Year:

(a)
at the time the Agent receives the audited consolidated accounts of the Group and the unaudited consolidated accounts of the Group (pursuant to Clauses 11.3(a) and 11.3(b) respectively), by reference to the unaudited consolidated accounts in the case of the first three financial quarters in each Financial Year and for the fourth financial quarter in each Financial Year, initially by reference to the unaudited consolidated accounts for the relevant fourth quarter and, once available, by reference to the audited consolidated accounts for that Financial Year of the Group; and

(b)	at any other time as the Agent may reasonably request.

At the same time as it delivers the consolidated accounts referred to in this Clause 12.4, the Guarantor shall deliver to the Agent a Compliance Certificate, in the form set out in the Schedule, demonstrating its compliance (or not, as the case may be) with the provisions of Clause 12.3 signed by the chief financial officer of the Guarantor.

12.5
Change in accounting expressions and policies. If, by reason of change in format or GAAP or other relevant accounting policies, the expressions appearing in any accounts and financial statements referred to in Clause 11.3 alter from those in the accounts and financial statements for the Group for the year ending 31 December 2011, the relevant definitions contained in Clause 1.1 and the provisions of Clause 12.3 shall be deemed modified in such manner as the Agent, acting with the authorisation of the Majority Lenders, shall require to take account of such different expressions but otherwise to maintain in all respects the substance of those provisions.

13	JUDGMENTS AND CURRENCY INDEMNITY

13.1
Judgments relating to Loan Agreement and Master Agreement. This Guarantee shall cover any amount payable by the Borrowers or any of them under or in connection with any judgment relating to the Loan Agreement and/or the Master Agreement.

13.2	Currency indemnity. In addition, clause 21.5 (currency indemnity) of the Loan Agreement shall apply, with any necessary adaptations, in relation to this Guarantee.

14	SET-OFF

14.1	Application of credit balances. Each Creditor Party may without prior notice:

(a)
apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Guarantor at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Guarantor to that Creditor Party under this any of the Finance Documents; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Guarantor;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars; and

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.

14.2
Existing rights unaffected. No Creditor Party shall be obliged to exercise any of its rights under Clause 14.1; and those rights shall be without prejudice and in addition to any right of set-off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

14.3
Sums deemed due to a Lender. For the purposes of this Clause 14, a sum payable by the Guarantor to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender's proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to that Lender.

15	SUPPLEMENTAL

15.1	Continuing guarantee. This Guarantee shall remain in force as a continuing security at all times during the Security Period.

15.2
Rights cumulative, non-exclusive. The Security Trustee's rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.

15.3
No impairment of rights under Guarantee. If the Security Trustee omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Security Trustee under this Guarantee.

15.4
Severability of provisions. If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

15.5
Guarantee not affected by other security. This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set-off or netting or to combine accounts which the Security Trustee or any other Creditor Party may now or later hold in connection with the Loan Agreement and/or the Master Agreement.

15.6
Guarantor bound by Loan Agreement and Master Agreement. The Guarantor agrees with the Security Trustee to be bound by all provisions of the Loan Agreement and the Master Agreement which are applicable to the Security Parties in the same way as if those provisions had been set out (with any necessary modifications) in this Guarantee.

15.7
Applicability of provisions of Guarantee to other Security Interests. Any Security Interest which the Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 3 and 18 shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 and 18.

15.8
Applicability of provisions of Guarantee to other rights. Clauses 3 and 18 shall also apply to any right of set-off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 and 18), being an agreement referring to this Guarantee.

15.9
Third party rights. A person (other than a Creditor Party) who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee.

16	ASSIGNMENT

16.1	Assignment by Security Trustee. The Security Trustee may assign its rights under and in connection with this Guarantee to the same extent as it may assign its rights under the Loan Agreement.

17           NOTICES

17.1	Notices to Guarantor. Any notice or demand to the Guarantor under or in connection with this Guarantee shall be given by letter or fax at:

c/o Allseas Marine S.A.
15 Karamanli Avenue
166 73 Voula

Greece

Fax No: +(30) 210 899 5085

Attn: the Chief Financial Officer

or to such other address which the Guarantor may notify to the Security Trustee.

17.2	Application of certain provisions of Loan Agreement. Clauses 28.3, 28.4 and 28.5 of the Loan Agreement apply to any notice or demand under or in connection with this Guarantee.

17.3	Validity of demands. A demand under this Guarantee shall be valid notwithstanding that it is served:

(a)	on the date on which the amount to which it relates is payable by the Borrowers or any of them under the Loan Agreement or, as the case may be, the Mater Agreement;

(b)	at the same time as the service of a notice under clause 19.2 (events of default) of the Loan Agreement;

and a demand under this Guarantee may refer to all amounts payable under or in connection with the Loan Agreement or, as the case may be, the Master Agreement without specifying a particular sum or aggregate sum.

17.4
Notices to Security Trustee. Any notice to the Security Trustee under or in connection with this Guarantee shall be sent to the same address and in the same manner as notices to the Security Trustee under the Loan Agreement.

18	INVALIDITY OF LOAN AGREEMENT

18.1	Invalidity of Loan Agreement. In the event of:

(a)
the Loan Agreement now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)
without limiting the scope of paragraph (a), a bankruptcy of any Borrower, the introduction of any law or any other matter resulting in a Borrower being discharged from liability under the Loan Agreement, or the Loan Agreement ceasing to operate (for example, by interest ceasing to accrue), this Guarantee shall cover any amount which would have been or become payable under or in connection with the Loan Agreement if the Loan Agreement had been and remained entirely valid, legal and enforceable, or the Borrower concerned had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and that Borrower had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by the Borrowers or any of them under or in connection with the Loan Agreement shall include references to any amount which would have so been or become payable as aforesaid.

18.2	Invalidity of Master Agreement, Finance Documents. Clause 18.1 also applies to the Master Agreement, each of the other Finance Documents to which any of the Borrowers is a party.

19	INCORPORATION OF LOAN AGREEMENT PROVISIONS

19.1	Incorporation of specific provisions. The following provisions of the Loan Agreement apply to this Guarantee as if they were expressly incorporated herein with any necessary modifications:

clause 10.19, No immunity;

clause 10.20, Sanctions;

clause 11.22, "Know your customer" checks; and

[clause 26.18, Syndication].

19.2
Incorporation of general provisions. Clause 19 is without prejudice to the application to this Guarantee of any provision of the Loan Agreement which, by its terms, applies or relates to the Finance Documents generally.

20	GOVERNING LAW AND JURISDICTION

20.1	English law. This Guarantee and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

20.2	Exclusive English jurisdiction. Subject to Clause 20.3, the courts of England shall have exclusive jurisdiction to settle any Dispute.

20.3	Choice of forum for the exclusive benefit of the Security Trustee. Clause 20.2 is for the exclusive benefit of the Security Trustee, which reserves the rights:

(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

The Guarantor shall not commence any proceedings in any country other than England in relation to a Dispute.

20.4
Process agent. The Guarantor irrevocably appoints Hill Dickinson Services (London) Ltd. at their office for the time being, presently at Duke's Place, London EC3A 7115, England, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

20.5
Creditor Parties' rights unaffected. Nothing in this Clause 20 shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

20.6
Meaning of "proceedings" and "Dispute". In this Clause 20, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure and a "Dispute" means any dispute arising out of or in connection with this Guarantee (including a dispute relating to the existence, validity or termination of this Guarantee) or any non-contractual obligation arising out of or in connection with this Guarantee.

THIS GUARANTEE has been entered into on the date stated at the beginning of this Guarantee.

EXECUTION PAGE

GUARANTOR
SIGNED by MARIA STEFANOU and ROBERT PERRI	)	/s/ Maria Stefanou
for and on behalf of	)	/s/ Robert Perri
BOX SHIPS INC.	)
In the presence of: Vassiliki Georgopoulos Solicitor Watson, Farley & Williams 89 Akti Miaouli Piraeus 185 38 – Greece /s/ Vassiliki Georgopoulos	)

SECURITY TRUSTEE

SIGNED by ERICA LACOMBE	)	/s/ Erica Lacombe
for and on behalf of	)
ABN AMRO BANK N.V.	)
In the presence of: Vassiliki Georgopoulos Solicitor Watson, Farley & Williams 89 Akti Miaouli Piraeus 185 38 – Greece /s/ Vassiliki Georgopoulos	)

SCHEDULE

FORM OF COMPLIANCE CERTIFICATE

To:	ABN AMRO BANK N.V.
93 Coolsingel
3012 AE Rotterdam
The Netherlands
Date: [•]
Dear Sirs,

We refer to:

(a)
a loan agreement dated ___________ June 2012 (the "Loan Agreement") made between (1) Rosetta  Navigation Corp. Limited and Triton Shipping Limited as joint and several borrowers, (2) the banks and financial institutions listed therein as lenders and (3) yourselves and agent, underwriter, swap bank and security trustee; and

(b)	a guarantee dated __________ June 2012 (the "Guarantee") made between (1) ourselves as guarantor and (2) yourselves as security trustee.

Words and expressions defined in the Loan Agreement and the Guarantee shall have the same meaning when used in this compliance certificate.

We enclose with this certificate a copy of the audited annual accounts of the Group for the year ended [•]]. The accounts (i) have been prepared in accordance with all applicable laws and GAAP consistently applied, (ii) give a true and fair view of the state of affairs of the Group at the date of the accounts and of its profit for the period to which the accounts relate and (iii) fully disclose or provide for all significant liabilities of the Group.

We also enclose copies of the valuations of all the Fleet Vessels which were used in calculating the Market Adjusted Total Assets of the Group as at [•].

The Guarantor represents that no Event of Default has occurred as at the date of this certificate [except for the following matter or event [set out all material details of matter or event]]. In addition as of [•], the Guarantor confirms compliance with the financial covenants set out in Clause 12.3 of the Guarantee for the 3 months ending as at the date to which the enclosed accounts are prepared.

We now certify that, as at [•]:

(a)	the ratio of EBITDA to Net Interest Expenses is [•]: 1 ;

(b)	the Market Value Adjusted Net Worth of the Group is $[•];

(c)	Liquid Assets available to the Group are $[•] in aggregate; and

(d)	the Leverage Ratio is [•]:1.

This Certificate shall be governed by, and construed in accordance with, English law.

_____________________________________
Chief Financial Officer of
[·]
BOX SHIPS INC.